October 26, 2009
FOIA CONFIDENTIAL TREATMENT
REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0001
Mr. Chris White
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:   Quicksilver Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 3, 2009
Response letter dated August 13, 2009
File No. 1-14837

Dear Mr. White:

This memorandum sets forth the responses of Quicksilver Resources Inc. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 22, 2009 (the “Comment Letter”).  For your convenience, we have repeated the Staff’s comment in bold type face exactly as given in the Comment Letter and set forth our response below the comment.

Confidential Treatment Request

Because of the sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment under the Commission’s Rule 83 (17 CFR 200.83) for portions of this letter. Quicksilver Resources Inc. is requesting confidential treatment for portions of this letter in connection with the Freedom of Information Act and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request. The omitted confidential portions of this letter as filed on EDGAR have been indicated below by the following markings:  [**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**].

All notices and orders regarding this request should be sent to:

Elizabeth Giddens
Quicksilver Resources Inc.
777 West Rosedale Street
Fort Worth, TX 76104
Tel: (817) 665-4894
Fax: (817) 665-5021
Email: egiddens@qrinc.com

777 West Rosedale Street
Fort Worth, Texas 76104
817-665-5000    Fax: 817-665-5021
www.qrinc.com

Mr. Chris White October 26, 2009 Page 2	FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0002

Form 10-K for the Fiscal Year Ended December 31, 2008, as amended

Engineering Comments

1.
We have reviewed your response to prior comment one of our letter dated August 4, 2009.  Under Rule 4-10(a) of Regulation S-X proved reserves are those reserves which geological and engineering data demonstrate with reasonable certainty to be recoverable under existing operating and economic conditions.  The reserve estimates should be much more likely to either remain the same or to increase once the well is actually drilled.  For the 52 proved undeveloped reserves the median gross proved reserve estimate was approximately 3.047 Bcfe.  The actual gross reserves obtained after the drilling of the wells had a median gross proved reserves estimate of approximately 2.79 Bcfe per well when using 2008 prices.  When using 2007 prices, the actual estimated gross proved reserves had a median of approximately 2.53 Bcfe per well.

When looking at the individual wells using the 2008 prices there were 32 wells (62%) that had a gross proved reserve estimate more than 10% lower than the original PUD reserve estimate.  Seven wells (13%) had final reserve estimates that were within 10% of the original estimate and 13 wells (25%) had final reserve estimates that were at least 10% higher than the original estimate.  When using the 2007 prices there were 29 wells (56%) that had final reserves estimates that were more than 10% lower than the original PUD reserve estimate.  Ten wells (19%) had final reserve estimates that were within 10% of the original estimate and 13 wells (25%) had final reserve estimates that were 10% or greater than the original PUD reserve estimate.  Regardless of the price used to evaluate the final reserve estimates, it appears that when the final reserve estimates for 56% to 62% of the individual wells are 10% or more below the original reserve estimate something other than proved reserves were being attributed to these wells.

We note that even though the final reserve estimates had medians between 2.53 Bcfe and 2.79 Bcfe depending on the price used to evaluate the reserves, the 2009 PUDs had a median gross proved reserve of 3.095 Bcfe for South wells and 2.641 Bcfe for North wells.  Given the actual reserves determined in 2008, please tell us why you believe that the approximate gross proved reserve estimate of 3.1 Bcfe for the South wells is representative of proved reserves.  In addition, please provide an analysis of your past drilling programs and proved undeveloped reserve estimates and tell us why a reserve restatement of proved undeveloped reserves for past periods is not warranted.

Response:

Our process for estimating reserves is robust and includes evaluating all known production, pressure, geologic and geophysical information and making informed estimation of reserves in offsetting locations.  Our process incorporates a combination of methods, including performance analysis, analogue, volumetric methods and reservoir modeling to estimate reserves.  Our process for estimating undeveloped reserves has been improved each successive year to address many varying factors between existing wells and future undeveloped wells such as reservoir thickness, reservoir pressure and completion modifications.  In addition, we engage third party reserve professionals to review and opine on our process and the resulting estimates.  Our estimates have been prepared in accordance with generally accepted petroleum engineering and evaluation principles as set for the in the Standards Pertaining to the Estimating and

2

Mr. Chris White October 26, 2009 Page 3	FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0003

Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  The reserves that we estimate are calculated in accordance with the Commission’s rules, interpretations and approved methodologies.  At least annually, we engage in a thorough review of each basin’s production, geologic information, properties under lease and recent drilling and completion activity to determine the most efficient way to develop our assets.  These factors are incorporated into the reserve analysis that serves as the foundation for our reserve disclosures.

Despite our belief that our estimates are calculated in accordance with generally accepted methods and utilize the most accurate data available, estimates are inherently imprecise.  The difficulties and challenges associated with the estimation of reserves are described in the risk factors to our 10-K, our financial statements and our MD&A.

The Commission has asked us to discuss the reasons why we believe that our reserves for newly added PUD locations in the southern portion of the Barnett Shale are appropriately determined to be 3.1 Bcfe.  This estimate was determined using established professional standards in accordance with the Commission’s own definitions and was based on the most contemporaneously available information from our drilling and completion experimentation.  These estimates were based on analogous wells in the area, factoring in reservoir thickness, reservoir pressure and planned completion practice.   Our complete 2008 drilling program, not just the 2008 PUD development, influences the identification of PUD locations and the reserves recognized for them.  Therefore, it is more appropriate to compare the results of the total 2008 program to the total PUD locations.  There are many variables that we believe affect the EUR between existing wells and future locations which we incorporate into our process and we believe with larger populations that some of these variables should balance out.  We believe that the results of our total 2008 drilling activity, encompassing more than just the PUD development that occurred during 2008, supports our process and the per well PUD reserves that we recognized.

Our estimates of proved reserves for past periods were based on a technical evaluation of the information we had available at the time.  In 2007, we were in the early stages of our development of the Barnett Shale.  Our exploration in the Barnett Shale began in 2005 when 36 wells were drilled and continued in 2006 and 2007, when 113 wells and 245 wells were drilled, respectively.  As you requested, we have supplied our past drilling programs for 2006 through 2008 as Appendix A.  Based upon our conversation with you, we understood your request for drilling program history to consist solely of those wells which were classified as PUD reserve locations at year end and which were drilled during the subsequent year.  We are revising the information regarding our 2008 drilling program previously submitted to you.  The previously provided information indicated that the EURs had been adjusted to add back production during 2008, however, in fact the figures presented did not include 2008 production and thus have been recast to include such amounts.  We have also supplied our full Barnett Shale drilling program for 2008 as Appendix B.  In Appendix B, we have listed all 292 wells that were drilled and completed during 2008 – not just those 52 wells that had been PUD locations at December 31, 2007.  We draw this distinction because our projections of PUD reserves are influenced by our entire drilling experience, not just the experience of PUD to PDP conversions.  Appendix B shows that for all of the 292 wells drilled, our median post-drill reserves were 2.7 Bcfe per well

3

Mr. Chris White October 26, 2009 Page 4	FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0004

(3.8 Bcfe per well in the northern portion of the Barnett Shale and 2.4 Bcfe per well in the southern portion of the Barnett Shale).

Moreover, our drilling programs in both Appendix A and Appendix B were adversely impacted by controllable and non-controllable factors that have affected the average recoveries from these drilling programs.  Given the large inventory of proved and unproved acreage in our portfolio, our 2006 to 2008 drilling program was not merely a simple development program since we were testing previously untested acreage with no production history and were utilizing different exploitation techniques to determine the most efficient and effective methods to exploit our acreage.  For example, some of our drilling in 2007 occurred in previously untested areas of the Barnett Shale, such as Eastern Somervell County and other outlying areas, where recoveries were lower and where we have no recognized PUD reserves.  Also, we experimented with different fracturing techniques and methodologies in all areas of the Barnett Shale.   Furthermore, the increase in drilling activities, in some cases, resulted in higher-than-desired levels of water production due to completion practices that did not account for the possibility of hydraulic fracturing into underlying zones.  When the data in Appendix B is filtered to reflect “normal” well experiences which eliminate the inclusion of exploratory areas of the Barnett Shale, now-abandoned fracturing techniques and those that produced high levels of water, the median reserves per well for 2008 drilling and completion activities was 2.9 Bcfe per well (3.8 Bcfe per well in the northern portion of the Barnett Shale and 2.5 Bcfe per well in the southern portion of the Barnett Shale).  We believe that these statistics largely support the per well PUD reserve estimates as of December 31, 2008.

Appendix C presents a summary of all of our recognized PUD reserves at December 31, 2008, our 2008 drilling activity and our normalized 2008 drilling activity (which excludes the effects of the 34 wells which were filtered out as described in the preceding paragraph).  Based upon this analysis, we have concluded that our PUD reserves recognized in the northern portion of the Barnett Shale are adequately supported by our drilling activity.  The PUD reserves per well recognized in the southern portion are approximately 13% above the 2008 drilling experience and 6% above our normalized 2008 drilling experience.  We have two discrete areas within the southern portion of our Barnett Shale acreage: Hill County and Cowtown in Hood, Somervell and Johnson counties.  With the benefit of hindsight, our analysis shows that our median Cowtown PUD reserves are 7% higher than our 2008 drilling experience, but 6% below our normalized 2008 drilling activity.  We believe this provides strong evidence as to the high likelihood of recovering the recognized reserves ascribed to the 172 Cowtown PUD locations.  The recognized Hill County median reserves per well are 39% higher than both 2008 drilling activity and normalized 2008 drilling activity.  We believe that this indicates, again utilizing hindsight, that our reserves may have been overstated by approximately 0.8 Bcfe per well over the 20 Hill County PUD locations.  We have calculated the effect of this possible overstatement to be approximately 15 to 20 Bcfe of reserves that exceed justification based upon our drilling activity.  At that level our consolidated reserves are approximately 0.6% to 0.9% overstated based upon the aforementioned analysis.  We believe that these amounts are immaterial.  Further, we note that if one looks at the entirety of our Barnett Shale PUD reserves, our recognized 2.7 Bcfe per well compares favorably with the 2.7 Bcfe borne out by our 2008 drilling experience and with the 2.9 Bcfe from our normalized 2008 drilling experience.

4

Mr. Chris White October 26, 2009 Page 5	FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0005

Based upon this, we believe that a restatement of our 2008 PUD reserves is not warranted or appropriate for a number of reasons.  First, we believe that the effects of the Hill County reserves when compared with our consolidated reserves are immaterial.  Further, we believe that our reserves for all periods presented were proved reserves under Regulation S-X, where in Rule 4-10(a)(2) the definition of proved reserves embodies the concept that proved reserves should be reasonably certain to be recoverable utilizing existing conditions.  Further, proved undeveloped reserves are those reasonably certain of being produced based upon offsetting production or certainty that there is continuity of production from an existing production formation.  We understand that the Staff’s interpretation and guidance states that reasonable certainty implies that upward revisions are much more likely than downward revisions.  Nonetheless, none of the reserve definitions specifically establishes an absolute level of certainty threshold for recognition.  Thus, we do not believe that the existence of reductions to the estimated PUD reserves during 2007 and 2008 by its nature constitutes an error.

In conclusion, in order to effect a restatement of financial statements, registrants must become aware of a material error in their financial statements.  The accounting rules and guidance distinguishing between changes in estimate versus identification of an error are well developed.  In evaluating the factors associated with our reserve estimate changes, we have not become aware of any misapplication of fact or the failure to incorporate a known or knowable fact into our estimation process.  Absent such circumstances, we believe that the continued recognition of such items as changes in estimates recognized prospectively complies with established accounting principles.  The factors underpinning our reserve estimate changes are numerous, legitimate and not necessarily discernable from the disclosure requirements within SFAS 69.  However, as our development plans change and estimates of recoverable reserves change, absent the existence of errors, we do not believe that it would be appropriate to restate our financial statements to reflect different amounts of proven reserves.

If you have any questions or comments regarding any of the foregoing, please contact me at 817-665-5000.

Very truly yours, /s/ Philip Cook Philip Cook Senior Vice President — Chief Financial Officer

cc:     James Murphy
   U. S. Securities and Exchange Commission

5

FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0006

APPENDIX A – 2005 PUD LOCATIONS DRILLED IN 2006

[**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0007

APPENDIX A – 2006 PUD LOCATIONS DRILLED IN 2007

[**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0008

APPENDIX A – 2007 PUD LOCATIONS DRILLED IN 2008 – AMENDED TO INCLUDE 2008 PRODUCTION

[**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0009

APPENDIX B – SUMMARY OF 2008 DRILLING (ALL 2008 ACTIVITY)

[**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0010

APPENDIX B – SUMMARY OF 2008 DRILLING (ALL 2008 ACTIVITY)

[**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0011

APPENDIX B – SUMMARY OF 2008 DRILLING (ALL 2008 ACTIVITY)

[**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0012

APPENDIX B – SUMMARY OF 2008 DRILLING (ALL 2008 ACTIVITY)

[**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0013

APPENDIX B – SUMMARY OF 2008 DRILLING (ALL 2008 ACTIVITY)

[**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0014

APPENDIX C – SUMMARY OF PUDS AND 2008 DRILLING ACTIVITY

[**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0015

APPENDIX D – DETAIL OF ALL PUDS AS OF DECEMBER 31, 2008

[**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0016

APPENDIX D – DETAIL OF ALL PUDS AS OF DECEMBER 31, 2008

[**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0017

APPENDIX D – DETAIL OF ALL PUDS AS OF DECEMBER 31, 2008

[**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0018

APPENDIX D – DETAIL OF ALL PUDS AS OF DECEMBER 31, 2008

[**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0019

APPENDIX D – DETAIL OF ALL PUDS AS OF DECEMBER 31, 2008

[**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0020

APPENDIX D – DETAIL OF ALL PUDS AS OF DECEMBER 31, 2008

[**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**]